UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Valde Connections, Inc.

(Name of small business issuer in its charter)

Colorado	7200	84-1536670
State of incorporation	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.

1180 Spring Centre South Blvd., Suite 310
Altamonte Springs, Florida 32714
(407) 970-8460
Principal Executive Offices

1180 Spring Centre South Blvd., Suite 310
Altamonte Springs, Florida 32714
(407) 970-8460
Principal Place of Business

Stephen W. Carnes
1180 Spring Centre South Blvd., Suite 310
Altamonte Springs, Florida 32714
(407) 970-8460
Name, address, and telephone number of agent for service

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	3,680,800	$ 0.1358	$ 500,000	$ 40.45

Estimated for calculation of registration fee only pursuant to Rule 457 of Regulation C.
Represents currently outstanding shares of common stock to be registered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[   ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[   ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[   ] _____

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [   ]

Approximate date of proposed sale to the public: **As soon as practical following the effective date of registration.**

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Valde Connections, Inc.
1180 Spring Centre South Blvd., Suite 310
Altamonte Springs, Florida 32714
(407) 970-8460

Common Stock: 3,680,800 Shares

Valde Connections, Inc. is registering 3,680,800 shares of common stock which are issued and outstanding, and were acquired by security holders in private transaction exempt from the registration requirements of the Securities Act of 1933. Valde Connections, Inc. shall bear all costs associated with the registration of the 3,680,800 issued and outstanding shares, and will receive no proceeds from any sale of these common stock shares by selling security holders.

The common stock of Valde Connections, Inc. is currently listed on the OTC Bulletin Board Exchange under the symbol "VLDE".

This offering will expire 12 months from the date of this prospectus. There is no minimum number of securities that must be sold in the in the offering. Valde Connections, Inc. may extend this offering for an additional 90 days, solely at the discretion of the Valde Connections, Inc.

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The date of this offering prospectus is June 9, 2003.

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Common Stock: 3,680,800 shares
Offering Price: $ 0.1358 Per Share

	Price to Subscribers	Proceeds to Selling Security Holders
Per Unit	$ 0.1358	$ 0.1358
Total	$ 500,000	$ 500,000

The proceeds include no provision for deducting estimated costs of $15,000.00
for legal, accounting, promotion, printing, and other expenses incurred in this offering.
Valde Connections, Inc. will bear all such costs and will receive no proceeds from any sale of
these common stock shares by selling security holders.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission or regulatory agency, nor have these authorities passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. **Refer to Risk Factors, page 4.**

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Table of Contents

Part I

Part II

This Offering Circular, together with Financial Statements and
other attachments consists of a total of 16 pages.

Risk Factors

<p align="center">**Risks Related to Business**</p>

1. *Valde Connections, Inc. is a "development stage" company and is an investment risk because of significantly limited operations to date.*
Valde Connections, Inc. is in the development stage and has had significantly limited operations to date. Valde Connections, Inc. has not been able to establish profitable operations to date and there is no historical basis to expect that sufficient revenues will be generated by the planned efforts.

2. *Valde Connections, Inc. is an investment risk because the business model and marketing strategies planned are not proven. If this model and strategies are unsuccessful Valde Connections, Inc. may not establish a sufficient number of outlets, nor attract enough customers to generate sales sufficient to become profitable.*
Valde Connections, Inc. has no established basis to assure investors that business or marketing strategies will be successful. A lack of achieving significant revenues to date implies uncertainty as to the amount and adequacy of future sales; as well as Valde Connections, Inc.'s ability to establish a sufficient number of outlets, and attract the number of customers needed to generate adequate revenues.

3. *Valde Connections management and employees devote substantial time to other interests, in conflict with time required for the interest of Valde Connections, Inc.*
The management and employees of Valde Connections currently devote time to other interests; either individually or through businesses, in which they have an interest, notwithstanding the fact that time may be necessary to the business of Valde Connections, Inc. Valde Connections does not currently have any full-time employees; and does not anticipate having any full-time employees until such time as operations can support such employment. As a result, certain conflicts of interest may arise between Valde Connections and its employees that may not be readily susceptible to resolution.

<p align="center">**Risks Related to Our Common Stock**</p>

4. *Investors may be exposed to price fluctuations or be unable to sell their securities.*
Valde Connections, Inc.'s common stock may be designated as a "penny stock", defined as any equity security that has a market price of less than $5.00 per share. Material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Penny stock regulations require broker-dealers to satisfy special sales practice requirements that may result in additional risks. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

5. ***The price of our Common Stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control.***
The market price of the Common Stock has been, and likely will continue to be highly volatile. Factors, including our or our competitors' financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our Common Stock. We cannot assure you that your initial investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market.

6. ***By further increasing the number of shares of our common stock that may be sold into the market, this offering could cause the market price of our common stock to drop significantly, even if our business is doing well.***
On May 12, 2003, we completed a private placement financing in which we sold the selling stockholders 1,472,320 shares of our common stock and agreed to sell an additional $250,000 of our common stock upon the effectiveness of the registration statement of which this prospectus is a part. We agreed to register for resale the common stock issued that were issued in the financing.

Risk Factors (continuation)

All of these shares of common stock will be freely saleable beginning on the date of this prospectus. The 3,680,800 shares covered by this prospectus represent approximately 11% of the total number of our shares of common stock that are currently issued and outstanding. Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels and make it more difficult for us and our shareholders to sell our equity securities in the future.

The principal terms and conditions of the financing and other contractual obligations are set forth in (i) the Securities Purchase Agreement, dated May 12, 2003 and (ii) the Registration Rights Agreement, dated May 12, 2003, each of which has been filed as an exhibit to the Registration Statement on Form SB-2, of which this prospectus forms a part. You are encouraged to review the full text of these documents.

Use of Proceeds

Valde Connections, Inc. is registering 3,680,800 shares of common stock which are issued and outstanding, and were acquired by security holders in private transaction exempt from the registration requirements of the Securities Act of 1933. Valde Connections, Inc. shall bear all costs associated with the registration of the 3,680,800 issued and outstanding shares, and will receive no proceeds from any sale of these common stock shares by selling security holders.

Determination of Offering Price

2,944,640 shares of the common stock of Valde Connections, which is issued and outstanding, and were acquired by security holders in private transactions exempt from the registration requirements of the Securities Act of 1933, will be registered by the registration statement of which this prospectus is a part.

Subject to applicable rules and restrictions of the Securities Act of 1933, security holders may from time to time sell the shares on the OTC Bulletin Board, or any other securities exchange or automated quotation system on which the common stock may be listed or traded, in negotiated transactions or otherwise, at the prices then prevailing or related to the then current market price or at negotiated prices. Valde Connections shall neither be involved in determination of the price nor shall receive any proceeds from the sale of any shares sold by selling security holders.

Dilution

Net Tangible Book Value

Valde Connections, Inc.'s net tangible book value at the quarter ending March 31, 2003 was ($9,168) or (.0003) per share. Valde Connections, Inc. undertakes the registration of common stock previously issued and acquired by security holders in private transactions exempt from registration requirements. Valde Connections, Inc. shall receive no proceeds from the sale of these securities by selling security holders and, therefore, the net tangible book value of the company will neither be affected by an increase or decrease in the value of the company nor the number of common shares outstanding.

Valde Connections, Inc. common stock is currently listed on the NASDAQ Bulletin Board under the symbol "VLDE". The low bid price of Valde Connections, Inc.'s common stock at March 26, 2003 was $0.23 per share (see Market for Common Equity and Related Stockholder Matters, page 14).

Valde Connections has 50,000,000 shares of common stock authorized; and, 32,240,000 shares of common stock issued and outstanding at March 31, 2003. Beneficial owners hold 22,680,000 shares of the issued and outstanding common stock (see Security Ownership of Certain Beneficial Owners and Management, page 10).

Valde Connections, Inc. has 10,000,000 shares of preferred stock authorized; no shares of preferred stock are currently issued and outstanding.

Capitalization

The following table indicates the capitalization of Valde Connections, Inc. as of the most recent balance sheet.

	Amount Outstanding March 31, 2003
Debt:	
Short-term debt	$ 0
Long-term debt	$ 0
Total debt	$ 0
Stockholders equity (deficit):	
Preferred stock	$ 0
Common stock, $ 0.0001 par value	$ 3,234
Additional paid-in capital	$ 195,941
Retained earnings (deficit)	$ (208,343)
Total stockholder's equity	$ (9,168)
Total Capitalization	$ (9,168)

Number of preferred shares authorized to be outstanding: 10,000,000
Par or stated value per share, if any: $ 0.001

Number of common shares authorized: 50,000,000
Par or stated value per share, if any: $ 0.0001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

Selling Security Holders

On May 12, 2003 we entered into a securities purchase agreement for the sale of $500,000 of our common stock and warrants in a private placement exempt from the registration requirements of the Securities Act. This prospectus relates to the resale from time to time of up to a total of 3,680,800 shares of our common stock by the selling stockholder.

Pursuant to the terms of the financing, we filed a Registration Statement on Form SB-2, of which this prospectus constitutes a part, in order to permit the selling stockholder to resell to the public the shares of our common stock issued in connection with this transaction. The selling stockholder has represented to us that they have obtained the shares for their own account for investment only and not with a view to, or resale in connection with, a distribution of the shares, except through sales registered under the Securities Act or exemptions thereto.

The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholder as of June 16, 2003 and the number of shares being offered hereby by the selling stockholder. For purposes of the following description, the term "selling stockholder" includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholder. The information is based in part on information provided by or on behalf of the selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after June 16, 2003 through the exercise or conversion of any stock options, warrants, convertible debt or otherwise. Unless otherwise indicated below, each selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholder. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Selling Stockholder	Shares Beneficially Owned Prior to Offering		Shares Being Offered(2)	Shares Beneficially Owned After Offering(3)	
	Number	**Percent (1)**		**Number**	**Percent**
Alpha Capital AG	2,944,640	9.2%	3,680,800	--	--
Lettstrasse 32					
Furstentum 9490					
Vaduz, Liechtenstein					

(1)   Percentages prior to the offering are based on 32,340,000 shares of common stock that were issued and outstanding as of March 31, 2003.

(2)   We are registering an additional 25% of the shares issued and to be issued in the event of a dilutive event that triggers the anti-dilution provisions in the agreements.

(3)   We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

None of the named security holders have held any position, office, or material relationship within the past three years with Valde Connections, Inc. or any predecessor or affiliates.

All amounts shown represent shares of common stock of Valde Connections, Inc.

Plan of Distribution

Registration of Outstanding Shares

Valde Connections, Inc. undertakes the registration of 3,680,800 shares of common stock that are currently issued and outstanding. These common shares were acquired by security holders in private transactions exempt from the registration requirements of the Securities Act of 1933. Valde Connections shall bear all cost associated with the registration of the 3,680,800 issued and outstanding shares.

Upon the effective date of the registration statement of which this prospectus is a part, the 3,680,800 shares of common stock currently issued and outstanding will no longer be subject to Rule 144 of the Securities Act of 1933.

Subject to applicable rules and restrictions of the Securities Act of 1933, security holders may from time to time sell the shares on the OTC Bulletin Board, or any other securities exchange or automated quotation system on which the common stock may be listed or traded, in negotiated transactions or otherwise, at the prices then prevailing or related to the then current market price or at negotiated prices. Valde Connections shall neither be involved in determination of the price nor shall receive any proceeds from the sale of any shares sold by selling security holders.

The common shares of Valde Connections, Inc. are currently listed on the OTC Bulletin Board Exchange under the symbol "VLDE".

Plan of Distribution

The Selling Stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholder may use any one or more of the following methods when selling shares:
- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
- an exchange distribution in accordance with the rules of the applicable exchange;
- privately negotiated transactions;
- settlement of short sales;
- broker-dealers may agree with the Selling Stockholder to sell a specified number of such shares at a stipulated price per share;
- a combination of any such methods of sale; and
- any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholder to include the pledgee, transferee or other successors in interest as Selling Stockholder under this prospectus.

The Selling Stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholder have informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

The Company is required to pay all fees and expenses incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Legal Proceedings

The officers and directors Valde Connections, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon Valde Connections, Inc.'s business, financial condition, or operations, including any such litigation or action involving Valde Connections, Inc.'s officers, directors, or other key personnel.

Directors, Executive Officers, Promoters and Control Persons

The directors and officers are as follows:

NAME	POSITION(S)	TENURE
Stephen W. Carnes	President, Director	January 20, 2003 to present

Office Street Address: 1180 Spring Centre South Blvd., Suite 310
Altamonte Springs, Florida 32714
Telephone: (760) 535-5691

Mr. Stephen W. Carnes serves as the President of Valde Connections, Inc. and is the company's sole director.

Employment History

Employer	Title	Dates of Position
Valde Connections, Inc. (OTC BB: VLDE)	President and CEO	February 2003 to Present

Self-employed as an independent manufacturers representative acting as an outside sales representative for various companies   1998 to 2003

Founder and co-owner of a private public relations firm that assisted companies with marketing and public relations   2000 to 2003

Education
 1982 to 1986, Indiana University at Fort Wayne, Indiana
 Received a B.S. degree in Business Administration

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the Bylaws of Valde Connections, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, all individuals known to beneficially own 5% or more of the Company's common stock, and all officers and directors of the registrant, with the amount and percentage of stock beneficially owned as of January 20, 2003:

Name and Address of Beneficial Holder	Amount and Nature of Beneficial Ownership	Percent of Class
Stephen W. Carnes 1180 Spring Centre South Blvd. Suite 310 Altamonte Springs, FL 32714	20,679,960 shares	63.9 %
Valdemar Castro 1180 Spring Centre South Blvd. Suite 310 Altamonte Springs, FL 32714	2,000,040 shares	6.2 %

Description of Securities

Valde Connections, Inc. undertakes the registration of common shares that were acquired by security holders in private transactions exempt from the registration requirements of the Securities Act of 1933.

The total number of shares of all classes of capital stock which the corporation has authority to issue is 60,000,000 of which 10,000,000 are shares of preferred stock, $.001 par value per share, and 50,000,000 are shares of common stock, $.0001 par value per share, and the designations, preferences, limitations and relative rights of the shares of each class shall be as follows:

(a) Shares of Preferred Stock. The corporation may divide and issue the shares of preferred stock in series. Shares of preferred stock of each series, when issued, shall be designated to distinguish them from the shares of all other series. The Board of Directors is hereby vested with authority to divide the class of shares of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by these Articles of Incorporation and the Colorado Corporation Code in respect of the following:

    (i)   The number of shares to constitute such series, and the distinctive designations thereof;

    (ii)   The rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividends shall accrue;

    (iii)   Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

    (iv)   The amount payable upon shares in event of involuntary liquidation;

    (v)   The amount payable upon shares in event of voluntary liquidation;

    (vi)   Sinking fund or other provisions, if any, for the redemption or purchase of shares;

    (vii)   The terms and conditions upon which shares may be converted, if the shares of any series are issued with the privilege of conversion;

    (viii)   Voting powers, if any; and

    (ix)   Any other relative rights and preferences of shares of such series, including, without limitation, any restriction on an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any future series shall be subject.

(b) Shares of Common Stock. The rights of holders of shares of common stock to receive dividends or share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of the corporation shall be subject to the preferences, limitations and relative rights of the shares of preferred stock fixed in the resolution or resolutions which may be adopted from time to time by the Board of Directors of the corporation providing for the issuance of one or more series of shares of preferred stock.

The capital stock, after the subscription price has been paid in, shall not be subject to assessment to pay the debts of the corporation. Any stock of the corporation may be issued for money, property, services rendered, labor done, cash advances for the corporation or for any other assets of value in accordance with the action of the Board of Directors, whose judgment as to value received in return therefor shall be conclusive and said stock when issued shall be fully-paid and non-assessable.

Currently no shares of Preferred Stock are issued and outstanding and the Board of Directors has not determined any rights or preferences related to any of the Preferred Stock.

Penny Stocks

The Securities and Exchange Commission has adopted a rule that includes the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share. The company's common stock may be designated a "penny stock" as defined by Rule 3a51-1 of the Securities Exchange Act. For any transaction involving a penny stock, the rules require that; the broker or dealer approve a person's account for transactions in penny stocks; and, the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information, investment experience, and objectives of the person, make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. In addition to the additional disclosure requirements, material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

Interest of Named Experts and Counsel

Valde Connections, Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in Valde Connections, Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of Valde Connections, Inc.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Colorado from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person; and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the Articles of Incorporation of Valde Connections, Inc.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Organization within Last Five Years

Valde Connections, Inc. was incorporated in the State of Colorado on March 15, 2000 as JDLPhotos.com, Inc. Through January 20, 2003, JDLPhotos.com, Inc. was located in Longmont, Colorado and was a retailer of matted and framed photographs. Photographs were sold at art shows and via the Internet. Since inception, JDLPhotos.com had insufficient revenues to support business operations and, through decision of the Board of Directors, determined to alter the company's business direction.

On January 20, 3003, the Board of Directors determined to alter the business direction from retail sales of matted and framed photographs to providing services, sales, and marketing in the hair salon, spa and modeling industries. The company transferred the business of JDLPhotos.com, Inc. back to a majority shareholder and underwent a change of control. Effective February 10, 2003, the company changed its name from JDLPhotos.com, Inc. to Valde Connections, Inc. Valde Connections, Inc. is based in Altamonte Springs, Florida; its business direction is in the hair salon, spa and modeling industries.

Description of Business

General

Valde Connections, Inc. has authorized 50,000,000 shares of common stock, par value $.0001 and 10,000,000 shares of preferred stock, par value $.001. At February 11, 2003; 32,340,000 shares of common stock were issued and outstanding; No preferred shares have been issued.

The common stock of Valde Connections, Inc. common stock is traded on the NASDAQ Bulletin Board under the symbol VLDE.

The Company has a December 31st fiscal year end.

Description of Business

Valde Connections, Inc. is based in Altamonte Springs, Florida; its business direction and focus is in the hair salon, spa and modeling industries.

Valde Connections, Inc. is in the process of developing a business plan to address operations, services, sales and marketing in the hair salon, spa and modeling industries. The company is finalizing agreements to operate two salons and day spas. One will operate from the Main Street Inn, located in Hilton Head South Carolina. The other is an existing Day Spa in the Central Florida Area.

Initially, Valde Connections, Inc. will seek to acquire existing Spas or develop new spa facilities in existing hotel locations. Valde Connections, Inc. does not have any operating spa facilities and is not generating any revenue from operations at this time.

Employees

Currently, the company has one employee, the President and sole Director of the company.

Management's Discussion and Analysis or Plan of Operation

Overview

Management is currently in the process of determining the organization and infrastructure necessary to pursue the Company's new business direction, as well as completing and finalizing the Valde Connections' business plan.

On March 3, 2003, the Company signed a Letter of Intent with Main Street Inn Development Company, LLC ("MSIDC") to build and operate a hair salon and day spa within the Main Street Inn. The company is finalizing an agreement to operate a salon and day spa inside the Main Street Inn, located in Hilton Head South Carolina.

On April 7, 2003, the Company signed a Letter of Intent with a combination salon and day spa, whereby the Company would acquire all of the outstanding common shares of the salon in exchange for common stock of the Company, which is intended to qualify as tax-free exchange. The salon would then be merged into the Company upon the closing of the Definitive Agreement.

The Company plans to pursue a business strategy of identifying profitable clinical day spa and salons for potential acquisitions as a means of increasing the growth rate of revenues in addition to potential future Company expansion through means of building locations from the ground up. The Company will continue to seek partners, such as hotels that are located in resort destinations, as well as other potential high profile business partnerships. Such partnerships will enable the Company to grow by building clinical day spa and salons in upscale high traffic locations throughout the United States.

Inherent in the Company's business are various risks and uncertainties, including its limited operating scale and its lack of operating history. The Company's future success will be dependent upon its ability to provide effective and competitive products, its ability to develop and provide new services or products that meet customers changing requirements and respond to emerging industry standards on a timely and cost-effective basis.

Forward-Looking Statements

Certain statements concerning the Company's plans and intentions included herein may constitute forward-looking statements for purposes of the Securities Litigation Reform Act of 1995 for which the Company claims a safe harbor under that Act. There are a number of factors that may affect the future results of the Company, including, but not limited to, (a) the ability of the company to obtain additional funding for operations, (b) the continued availability of management to develop the business plan and (c) successful development and market acceptance of the company's products.

Description of Property

Valde Connections, Inc. currently is provided office space from its President which consists of approximately two thousand square feet in an office building.

Certain Relationships and Related Transactions

Valde Connections, Inc. rented space from the past president and paid associated utilities expense and property taxes. These expenses totaled $4,843 for the fiscal year ended December 31, 2002.

Officers contributed office space to the Company for the three months ended March 31, 2003. The office space was valued at $2,685 per month based on the market rate in the local area and is carried as contributed rent expense with a corresponding credit to additional paid-in capital.

Officers contributed time and effort to the Company valued at $61,250 for the three months ended March 31, 2003. The time and effort was valued by the officers at $125 per hour based on the level of services performed and is carried as contributed services with a corresponding credit to additional paid-in capital.

An officer of the Company paid expenses on behalf of the Company totaling $8,168 during the three months ended March 31, 2003. At March 31, 2003, the balance owed by the Company to the officer totaled $8,168, which is carried as an "indebtedness to related party".

Market for Common Equity and Related Stockholder Matters

Market Information

As of February 14, 2003 the Valde Connections, Inc. common stock was listed on the NASDAQ Bulletin Board under the symbol "VLDE". Prior to that the common stock was listed under the symbol "JDLP" (effective 5/24/2002). The first available quotes on the bulletin board appeared in the first quarter of 2003. The quotations provided are for the over the counter market which reflect interdealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions. The bid prices included below have been obtained from sources believed to be reliable (YAHOO, finance as of March 26, 2003):

	High	Low
Period Ending		
January 28, 2003	$0.01	$0.01
February 26, 2003	$0.29	$0.24
March 26, 2003	$0.24	$0.23

Holders

Valde Connections. Inc. had 32,340,000 shares of common stock issued and outstanding as of February 11, 2003, which were held by approximately 42 shareholders. Valde Connections, Inc. has currently 0 shares of preferred stock issued and outstanding.

Recent Issuance of Securities

On January 20, 2003, the Company transferred its photography business and substantially all of its assets back to its president (and majority shareholder) in exchange for the cancellation of all of the common stock of the Company held by the president. In addition, 50,000 shares of common stock previously issued to the Company's attorney for services were cancelled.

Also, on January 20, 2003, the Company issued 1,080,000 shares of its common stock to new management. New management is in the process of establishing a new business plan for the Company.

On January 27, 2003, the Company executed a twenty-for-one stock dividend for shareholders of record on January 24, 2003. As a result of the stock dividend, the number of common shares issued and outstanding increased from 1,540,000 to 32,340,000.

Dividend Policy

Valde Connections, Inc. has not paid a cash dividend on its common stock in the past 12 months. The company does not anticipate paying any cash dividends on its common stock in the next 12 month period. Management anticipates that earnings, if any, will be retained to fund the company's working capital needs and the implementation of its business plan. The payment of any dividends is at the discretion of the Board of Directors.

On January 27, 2003, the Company executed a twenty-for-one stock dividend for shareholders of record on January 24, 2003. As a result of the stock dividend, the number of common shares issued and outstanding increased from 1,540,000 to 32,340,000.

Executive Compensation

Board of Director Meetings and Committees

The Board of Directors held no meetings during the year ended December 31, 2002, but entered into various consent resolutions in lieu of meetings.

Compensation Summary

The following sets forth the aggregate cash compensation paid for services rendered during the last fiscal year.

Name and Principal Position	Fiscal Year	Salary Compensation	Bonus	Other Compensation
James J. DeLutes Past President and Director	2002	$ 36,000.00	0	0

Notes:

As of December 31, 2002, we had no group life, health, hospitalization, medical reimbursement or relocation plans in effect. Further, we had no pension plans or plans or agreements which provide compensation on the event of termination of employment or change in control of us.

We do not pay members of our Board of Directors any fees for attendance or similar remuneration or reimburse them for any out-of-pocket expenses incurred by them in connection with our business.

Compensation of Directors
There was no compensation paid to any directors of Valde Connections, Inc. as director's fees.

Employment Agreements
No formal employment agreements currently exist with any officer or employee. An employment agreement with the President is contemplated in the near future but the terms have not been determined at this time.

A consulting agreement was entered into in March of 2003 with an independent health and fitness advisor for stock compensation of 7,500 common shares payable quarterly with 10,000 common shares payable on signing. This agreement is renewable in six month intervals and can be terminated 30 days prior to any renewal period.

Long-Term Incentive Plan
None

Section 16(a) Beneficial Ownership Reporting Compliance

To the best knowledge of the Company, based on reports received pursuant to rule16a-3(e) of the1934 act, all reports required to be filed pursuant to rule 16a-3(e) were filed as of the date of this report.

Financial Statements

Valde Connections, Inc. includes herein, by reference, the Company's Quarterly Report on Form 10-QSB, as amended, for the period ending March 31, 2003; filed with the Securities and Exchange Commission on May 20, 2003.

Valde Connections, Inc. includes herein, by reference, the Company's Annual Report on Form 10-KSB, as amended, for the fiscal year ending December 31, 2002; filed with the Securities and Exchange Commission on April 24, 2003.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements between the Company and its independent accountants on any matter of accounting principles or practices or financial statement disclosure.

VALDE CONNECTIONS, INC.

COMMON STOCK: 3,680,800 SHARES

Until the 90th day after the later of

    (1)   the effective date of the registration statement or

    (2)   the first date on which the securities are offered publicly,

all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Indemnification of Directors and Officers

No director or officer of Valde Connections, Inc. will have personal liability to Valde Connections, Inc., or any stockholders for monetary damages for breach of fiduciary duty as a director or officer involving any act or omission of such director or officer, whereas specific provisions in the Articles of Incorporation limits such liability. Such provision shall not eliminate or limit the liability of a director or officer; (1) for any breach of duty of loyalty to Valde Connections, Inc. or its stockholders, (2) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under applicable sections of the Colorado Corporate Code, or any Colorado State Law applicable, (4) or for any transaction from which an improper personal benefit was derived.

Valde Connections, Inc. will provide for indemnification of the directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees; if they were not engaged in willful malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the corporation.

The directors and officers of Valde Connections, Inc. are accountable as fiduciary, which means they are required to exercise good faith and fairness in all dealings affecting Valde Connections, Inc.

Other Expenses of Issuance and Distribution

The following sets forth an itemized list of all expenses of this Offering.

Expense	Amount
Transfer Agent Fee	$ 500.00
Printing Cost	$ 1,000.00
Legal Fees	$10,000.00
Accounting Fees	$ 3,500.00
Total	$ 15,000.00

Recent Sales of Unregistered Securities

On May 17, 2003, Valde Connections, Inc. completed purchase agreement for the sale of $500,000 of its common stock. The corresponding shares related to this sale are the being registered in this form SB-2. Pursuant to the Securities purchase agreement, 1,472,320 common shares were issued to the escrow agent and gross proceeds of $250,000 were received by the company. Upon effectiveness of this registration on form SB-2 the company will receive the remainder of gross proceeds due of $250,000 and will issue the remaining shares to the purchasers escrow agent as required by the purchase agreement. All shares issued are part of a private offering as exempted transactions under Regulation "D , Section 4(2) of the Securities Act of 1933, 4(6) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

Exemptions being non-exclusive the following factors are relevant:

Each purchaser was an *accredited investor* as defined by Rule 501 of regulation D of the Securities Act of 1933 ; An aggregate of only $500,000 was sold in the private offering and no prior offerings have been made by the company.; The offering was sold to a total of one (1) investor.; No commissions were paid.; No advertisements were made.; Each purchaser had adequate access to company information.; Notice of sales was filed timely.; The securities are restricted pursuant to Rule 144

Exhibits

Index to Exhibits

		Exhibit Page #s	Document Page #s
(3)	Charter and By-Laws (i) Charter, Articles of Incorporation (ii) By-Laws	Incorporated by reference to Exhibits 3.1 and 3.2, respectively, to the Registration Statement on Form 10-SB, File No. 000-49600, filed January 22, 2001	
(4)	Instruments defining the rights of security holders -	Incorporated by reference; see: Exhibit 3(ii) - By-Laws	
(5)	Opinion re: legality	C1	21
(10)	Material Contracts (i) Securities Purchase Agreement	D1 - D35	22 - 57
(23)	Consents (i) Consent of Accountant (ii) Consent of Attorney	E1 Included in Exhibit 5.	58

Description of Exhibits

(3)	(i) Articles of Incorporation	Articles of Incorporation of Valde Connections, Inc., a Colorado corporation, filed March 15, 2000; as amended.
	(ii) By-Laws	By-Laws of Valde Connections, Inc. as adopted March 15, 2000.
(4)	Instruments defining the rights of security holders	Included by reference, that portion(s) of the By-Laws stating specified security holders rights.
(5)	Opinion re: legality	The written opinion of counsel as to the legality of the securities covered by this Offering; whereas such securities will be when sold; legally issued, fully paid and non-assessable.
(10)	Material Contracts (i) Securities Purchase Agreement	Agreement between Valde Connections, Inc. and Alpha Capital AG
(23)	Consents (i) Consent of Accountant (ii) Consent of Attorney	The written consents of the accountant and attorney, whereby as to profession gives authority for the preparation or certification as to document content and pertaining to this offering.

Undertakings

The undersigned registrant hereby undertakes to:

1.   File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

      a.   Include any prospectus required by section 10(a)(3) of the Securities Act;

      b.   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      c.   Include any additional or changed material information on the plan of distribution.

2.   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of   Altamonte Springs ;   State of   Florida   ;

on   June 16, 2003   .

REGISTRANT: Valde Connections, Inc.

      By: \S\ Stephen W. Carnes, President
              Stephen W. Carnes, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature)   \S\ Stephen W. Carnes   (Title) President, Director   (Date) June 16, 2003
                                       Secretary, Treasurer